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             April 13, 2023

       Erke Huang
       Chief Financial Officer
       Bit Digital, Inc.
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc.
                                                            Form 20-F Filed
April 15, 2022
                                                            File No. 001-38421

       Dear Erke Huang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Crypto Assets